UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            COLD METAL PRODUCTS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    192861102
                              --------------------
                                 (CUSIP Number)

                                December 31, 2000
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / X /    Rule 13d-1(b)
         /   /    Rule 13d-1(c)
         /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                               CUSIP NO. 192861102


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Quaker Capital Management Corporation
         ------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)
              -----
         (b)    X
              -----

3.       SEC Use Only
                       ---------------------------------------------

4.       Citizenship or Place of Organization                 Pennsylvania
                                                              --------------

  Number of        5.       Sole Voting Power                 7,000
   Shares                                                     ---------------
 Beneficially      6.       Shared Voting Power               296,190
  Owned by                                                    ---------------
Each Reporting     7.       Sole Dispositive Power            7,000
 Person With:                                                 ---------------
                   8.       Shared Dispositive Power          296,190
                                                              ---------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         303,190
         ---------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                 --------

         The Reporting Person disclaims beneficial ownership of 296,190 shares owned by its clients.

11.      Percent of Class Represented by Amount in Row (9)    4.76%
                                                              --------

12.      Type of Reporting Person                                IA
                                                              -------------


                                Page 2 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 192861102


Item 1.

         (a)      Name of Issuer

                  COLD METAL PRODUCTS, INC.
                  -------------------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices

                  8526 South Avenue, Youngstown, Ohio 44514
                  -------------------------------------------------------
Item 2.

         (a)      Name of Persons Filing

                  Quaker Capital Management Corporation
                  -------------------------------------------------------

         (b)      Address of Principal Business Office or, if none,
                  Residence

                  401 Wood Street, Suite 1300, Pittsburgh, PA  15222
                  -------------------------------------------------------

         (c)      Citizenship

                  Pennsylvania, USA
                  -------------------------------------------------------

         (d)      Title of Class of Securities

                  Common Stock
                  -------------------------------------------------------

         (e)      CUSIP Number

                  192861102
                  -------------------------------------------------------



                                Page 3 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 192861102



Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)      /   /        Broker of dealer registered under section 15 of
                           the Act;

     (b)      /   /        Bank as defined in section 3(a)(6) of the Act;

     (c)      /   /        Insurance company as defined in section 3(a)(19)
                           of the Act;

     (d)      /   /        Investment company registered under section 8 of
                           the Investment Company Act of 1940;

     (e)      / X /        An investment adviser in accordance withss.240.13d-
                           1(b)(l)(ii)(E);

     (f)      /   /        An employee benefit plan or endowment fund in
                           accordance withss.240.13d-1(b)(1)(ii)(F);

     (g)      /   /        A parent holding company or control person in
                           accordance withss.240.13d-1(b)(1)(ii)(G);

     (h)      /   /        A savings association as defined in Section 3(b)
                           of the Federal Deposit Insurance Act;

     (i)      /   /        A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)      /   /        Group, in accordance withss.240.13d-1((b)(l)(ii)(J)

Item 4.           Ownership.

                  See Sections 5-9 and 11 of the cover page.

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following:   X
                                                                        ------

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person

                  "296,190 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class."



                                Page 4 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 192861102


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







                                Page 5 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 192861102


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       QUAKER CAPITAL MANAGEMENT CORPORATION


                                       February 12, 2001
                                       -----------------------------------
                                                       Date


                                       /s/ Mark G. Schoeppner
                                       -----------------------------------
                                                    Signature


                                       /s/ Mark G. Schoeppner, President
                                       -----------------------------------
                                                   Name/Title






                                Page 6 of 6 Pages